Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Intersects High Grade Gold at Seabee Mine

     "50.00 g/t over 1.0 Metre and 33.17 g/t over 2.0 Metres True Width"

     TSX - CRJ
     NYSE Amex - CGR

     SASKATOON, April 6 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR)
("Claude" or the "Company") today reported highlights from its ongoing underground in-fill and exploration program from the Company's 100% owned and operated Seabee Project. These results are from the drill program were conducted in December 2009 and are up to date as of February 28, 2010.
Highlights from the program include:

     <<
     -   50.00 grams of gold per tonne over 1.1 metres true width
         (hole U10-610);
     -   33.17 grams of gold per tonne over 2.0 metres true width
         (hole U09-393);
     -   28.29 grams of gold per tonne over 2.0 metres true width
         (hole U09-395); and
     -   28.89 grams of gold per tonne over 1.9 metres true width
         (hole U09-401).

     -------------------------------------------------------------------------
                            ZONE INTERSECTION
              ----------------------------------------- GRADE    GRADE
     HOLE        NAME                                    g/t      g/t     TRUE
     No.       (Target)   FROM     TO   LENGTH   MIDPT (uncut)   (cut)   WIDTH
     -------------------------------------------------------------------------
     U09-391      2c      38.1    41.6    3.5    39.9   29.55    16.83    1.3
     -------------------------------------------------------------------------
     U09-392      2c      18.0    22.0    4.0    20.0    9.03     9.03    3.3
     -------------------------------------------------------------------------
     U09-393      2c      22.5    25.7    3.2    24.1   43.09    33.17    2.0
     -------------------------------------------------------------------------
     U09-394      2c      27.7    32.5    4.8    30.1   37.12     5.06    2.5
     -------------------------------------------------------------------------
     U09-395      2c      23.8    25.9    2.1    24.9   28.29    28.29    2.0
     -------------------------------------------------------------------------
     U09-398      2c      31.9    33.3    1.4    32.6    0.61     0.61    1.1
     -------------------------------------------------------------------------
     U09-399      2c      36.5    37.3    0.8    36.9    0.07     0.07    0.5
     -------------------------------------------------------------------------
     U09-401      2c      38.6    41.2    2.6    39.9   28.89    28.89    1.9
     -------------------------------------------------------------------------
     U09-402      2c      45.4    46.7    1.3    46.1    1.50     1.50    0.8
     -------------------------------------------------------------------------
     U09-403      2c      47.3    50.0    2.7    48.7    2.91     2.91    1.2
     -------------------------------------------------------------------------
     U09-404      2c      40.7    48.6    7.9    44.7    5.51     5.51    2.5
     -------------------------------------------------------------------------
     U09-405      2c      34.8    37.3    2.5    36.1    0.39     0.39    1.1
     -------------------------------------------------------------------------
     U09-406      2c      53.4    53.7    0.3    53.6    0.91     0.91    0.7
     -------------------------------------------------------------------------
     U09-407      2c      35.3    39.3    4.0    37.3    0.13     0.13    2.0
     -------------------------------------------------------------------------
     U10-601      2b     138.8   146.4    7.6   142.6   15.48     9.91    3.8
     -------------------------------------------------------------------------
     U10-603      2b      86.5    89.3    2.8    87.9    6.04     6.04    2.2
     -------------------------------------------------------------------------
     U10-604      2bs     86.8    87.7    0.9    87.3    9.73     9.73    0.6
     -------------------------------------------------------------------------
     U10-610      2bs    124.7   126.7    2.0   125.7   85.81    50.00    1.1
     -------------------------------------------------------------------------
     U10-613      2bs     95.5    96.2    0.7    95.9   20.23    20.23    0.4
     -------------------------------------------------------------------------
     U10-616      2c     211.1   213.0    1.9   212.1    7.16     7.16    0.9
     -------------------------------------------------------------------------
     U10-011      2c      93.7    97.5    3.8    95.6   39.26    17.25    2.2
     -------------------------------------------------------------------------
     U10-013      2b     108.8   111.0    2.2   109.9   29.59    22.92    1.2
     -------------------------------------------------------------------------
     U10-014      2c      88.5    91.0    2.5    89.8   13.85    13.85    1.4
     -------------------------------------------------------------------------
     U10-015      2c     109.9   114.9    5.0   112.4    9.91     9.91    2.4
     -------------------------------------------------------------------------
     U10-007      2c      91.2    95.5    4.3    93.4   15.83    15.83    2.8
     -------------------------------------------------------------------------
     U10-009      2c      77.9    79.1    1.2    78.5   43.02    29.41    1.0
     -------------------------------------------------------------------------
     >>

     Speaking today in Saskatoon, Philip Ng, Vice President, Operations stated, "These outstanding results from the core of the Seabee Project represent a near term opportunity to enhance production grades from the Seabee
Mine during 2010. The enhanced definition the diamond drill program implemented during 2009 should continue to improve the economics of the Seabee
Mine on a go forward basis."
     In 2010, Claude will be producing from the Seabee Mine and expects to move Santoy 8 towards commercial production later this year. For the full year
2010, over 40,000 metres of surface and underground diamond drilling is planned at the Seabee Mine and its satellite deposits.
     Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Project.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice
President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President,
Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO or Philip Ng,
Vice President, Operations, Phone: (306) 668-7505, Email:
ir(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:00e 06-APR-10